UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BlackRock Private Credit Fund
(Name of Issuer)

BlackRock Private Credit Fund
(Name of Person(s) Filing Statement)

Class S, Class D and Institutional Shares of Beneficial Interest
(Title of Class of Securities)

BRY4333P7, BRY42WTV3 and BRY13VCK2
(CUSIP Number of class of securities)

John M. Perlowski
BlackRock Capital Investment Advisors, LLC
50 Hudson Yards
New York, NY 10001
(212) 810-5300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies  to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606

July 28, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on July 28, 2023 by BlackRock Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 328,440  of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of September 30, 2023 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.          The Offer expired at 11:59 p.m., Eastern Time, on August 31, 2023.

2.          No Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, no Shares were accepted by the Fund for purchase and no purchase price paid by the Fund.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

Item 12(b)   Filing Fees

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK PRIVATE CREDIT FUND

	By:	/s/ Laurence D. Paredes
		Name:	Laurence D. Paredes
		Title:	Secretary
Dated: September 11, 2023

EXHIBIT INDEX

Filing Fee Exhibit